Exhibit 99.1

Bilibili Inc. Announces First Quarter 2018 Financial Results

SHANGHAI, China, May 23, 2018 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial and Operational Highlights:

•                  Total net revenues [1] reached RMB868.0 million (US$138.4 million), a 105% increase from the same period in 2017.

•                  Net loss was RMB57.8 million (US$9.2 million) and net loss margin was 7%, compared to net loss of RMB67.4 million and net loss margin of 16% in the same period in 2017.

•                  Adjusted net loss[2] was RMB3.2 million (US$0.5 million) and adjusted net loss margin[2] was 0.4%, compared to adjusted net loss of RMB59.6 million and adjusted net loss margin of 14% in the same period in 2017.

•                  Average monthly active users (MAUs) reached 77.5 million, a 35% increase from the same period in 2017. Mobile MAUs represented 82% of MAUs.

•                  Average monthly paying users reached 2.5 million, a 190% increase from the same period in 2017. Average monthly paying users for mobile games reached 0.8 million, a 79% increase from the same period in 2017.

“We are pleased to report strong operational and financial results for our first quarter as a public company, with remarkable growth across our three primary business streams,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “As a premier entertainment platform serving young generations in China, we continue to offer new immersive content, vibrant interaction among users and dynamic community environment. Our MAUs reached over 77 million in the first quarter, and we have seen a substantial increase in the number of paying users, demonstrating our strong momentum driven by the implementation of our monetization strategies. As the hub for China’s distinct and thriving Generation Z culture, we believe we are uniquely positioned to capture the future of online entertainment market in China,” Mr. Chen concluded.

“The 105% increase in total net revenues in the first quarter of 2018 from the same period in 2017 was driven by our robust growth of revenues from mobile games, live broadcasting and value-added services, and advertising,” said Mr. Sam Fan, Chief Financial Officer of Bilibili. “We are also improving our operating efficiency while continuing to grow our business. For the first quarter, we generated operating cash flow of RMB471.1 million and our net loss margin was 7%, compared to 16% for the same period in 2017.”

[1] The Company has adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, using the modified-retrospective transition approach beginning January 1, 2018. The adoption did not have a significant impact on the Company’s operating results for the first quarter of 2018 and comparable periods.

[2] Adjusted net loss and adjusted net loss margin are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

First Quarter 2018 Financial Results

Total net revenues. Total net revenues increased to RMB868.0 million (US$138.4 million), representing an increase of 105% from the same period of 2017.

Mobile games. Revenues from mobile games increased to RMB688.5 million (US$109.8 million), representing an increase of 97% from the same period of 2017. The increase was primarily due to the increasing popularity of mobile games such as Fate/Grand Order and Azur Lane.

Live broadcasting and Value-added services (VAS). Revenues from live broadcasting and VAS increased to RMB95.8 million (US$15.3 million), representing an increase of 151% from the same period of 2017, mainly attributable to the Company’s enhanced monetization efforts and promotion of its VAS services.

Advertising. Revenues from advertising increased to RMB70.4 million (US$11.2 million), representing an increase of 144% from the same period of 2017. This increase was contributed by increasing brand advertising as well as newly launched performance-based advertising attracted by the high-quality traffic of the Company’s platform.

Other revenues. Other revenues increased to RMB13.3 million (US$2.1 million), representing an increase of 65% from the same period of 2017, primarily attributable to an increase in the sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues increased by 80% to RMB654.9 million (US$104.4 million), compared to RMB363.0 million in the same period of 2017. Revenue-sharing cost, a key component of cost of revenues, was RMB334.5 million (US$53.3 million), representing an increase of 120% from the same period in 2017.

Gross profit. Gross profit increased to RMB213.1 million (US$34.0 million), representing an increase of 249% from the same period of 2017.

Total operating expenses. Total operating expenses increased to RMB287.4 million (US$45.8 million), representing an increase of 107% from the same period of 2017.

Selling and marketing expenses. Selling and marketing expenses were RMB78.9 million (US$12.6 million), representing a 93% increase year-over-year. The increase was primarily attributable to the increased channel and marketing expenses associated with Bilibili’s app, as well as the promotional expenses for the Company’s mobile games.

General and administrative expenses. General and administrative expenses were RMB102.6 million (US$16.4 million), representing a 140% increase year over year. The increase was primarily due to the share-based compensation expenses with an IPO condition and an increase in professional service fees.

Research and development expenses. Research and development expenses were RMB105.9 million (US$16.9 million), representing a 92% increase year over year. The increase was primarily due to increased headcount in research and development personnel.

Loss from operations. Loss from operations was RMB74.3 million (US$11.8 million), compared to RMB77.7 million in the same period of 2017.

Income tax expense. Income tax expense was RMB3.2 million (US$0.5 million), compared to RMB1.8 million in the same period of 2017.

Net loss.[3] Net loss was RMB57.8 million (US$9.2 million) for the first quarter of 2018, compared to RMB67.4 million in the same period of 2017.

[3] The Company has adopted ASU No. 2016-01, “Financial Instruments,” beginning January 1, 2018. The Company anticipates that the adoption of this new standard might increase the volatility of its investment income, net, as a result of remeasurement of its equity investments. For equity investments without readily determinable fair value, the Company elected to measure them at cost minus impairment (if any), plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuers. In the first quarter of 2018, the Company recorded an investment income of RMB20.6 million (US$3.3 million) as a result.

Adjusted net loss.[2] Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisition, narrowed down by 95% to RMB3.2 million (US$0.5 million) from RMB59.6 million in the same period of 2017.

Basic and diluted EPS and Non-GAAP basic and diluted EPS. Basic and diluted net loss per share were RMB1.73 (US$0.28), compared to RMB1.69 in the same period of 2017. Non-GAAP basic and diluted net loss per share were RMB0.94 (US$0.15), compared to RMB1.58 in the same period of 2017.

Cash Flow and Working Capital

As of March 31, 2018, the Company had cash and cash equivalents, as well as time deposits of RMB1.1 billion (US$167.9 million), compared to RMB764.8 million as of December 31, 2017.

Net cash provided by operating activities was RMB471.1 million (US$75.1 million), compared to RMB205.9 million in the same period of 2017.

Recent Developments

On April 2, 2018, the Company completed an initial public offering (the “IPO”) of 42,000,000 American Depositary Shares (“ADSs”), each representing one Class Z ordinary share of the Company, on the Nasdaq Global Select Market. The Company received a total of approximately US$443.3 million of net proceeds from the IPO, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.

Outlook

For the second quarter of 2018, the Company currently expects:

•                                          Net revenues to be between RMB970.0 million and RMB1.0 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on May 23, 2018 (9:00 AM Beijing/Hong Kong time on May 24, 2018).

Dial-in details for the earnings conference call are as follows:

United States:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+800-906-601
China:	400-620-8038
Conference ID:	4369088

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bilibili Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call through May 30, 2018, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	+800-963-117
China:	400-632-2162
Replay Access Code:	4369088

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss margin and non-GAAP basic and diluted net loss per share, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisition, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.2726 to US$1.00, the exchange rate on March 30, 2018 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilbili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2017	2017	2018
	RMB	RMB	RMB

Net revenues:
Mobile games	349,038	617,472	688,496
Live broadcasting and VAS	38,157	53,626	95,764
Advertising	28,880	39,748	70,444
Others	8,065	22,867	13,304
Total net revenues	424,140	733,713	868,008

Cost of revenues	(363,008)	(558,011)	(654,927)

Gross profit	61,132	175,702	213,081

Operating expenses:
Selling and marketing expenses	(40,915)	(64,822)	(78,894)
General and administrative expenses	(42,682)	(85,923)	(102,557)
Research and development expenses	(55,223)	(86,984)	(105,906)
Total operating expenses	(138,820)	(237,729)	(287,357)
Loss from operations	(77,688)	(62,027)	(74,276)

Other income:
Investment income, net	5,687	7,574	25,460
Interest income	196	796	842
Exchange gains/(losses)	2,960	(883)	(9,967)
Other, net	3,236	5,634	3,312
Total other income	12,079	13,121	19,647
Loss before income tax	(65,609)	(48,906)	(54,629)
Income tax	(1,816)	(2,418)	(3,174)
Net loss	(67,425)	(51,324)	(57,803)
Accretions to preferred shares redemption value	(53,023)	(67,918)	(63,197)
Net loss attributable to noncontrolling interests	—	—	950
Net loss attributable to the Bilibili Inc.’s shareholders	(120,448)	(119,242)	(120,050)

Net loss	(67,425)	(51,324)	(57,803)
Other comprehensive loss:
Foreign currency translation adjustments	(5,473)	(41,652)	(50,977)
Total other comprehensive loss	(5,473)	(41,652)	(50,977)
Total comprehensive loss	(72,898)	(92,976)	(108,780)
Accretions to preferred shares redemption value	(53,023)	(67,918)	(63,197)
Net loss attributable to noncontrolling interests	—	—	950
Comprehensive loss attributable to the Bilibili Inc.’s shareholders	(125,921)	(160,894)	(171,027)

Net loss per share, basic	(1.69)	(1.72)	(1.73)
Net loss per share, diluted	(1.69)	(1.72)	(1.73)
Weighted average number of ordinary shares, basic	71,136,926	69,336,926	69,336,926
Weighted average number of ordinary shares, diluted	71,136,926	69,336,926	69,336,926

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2017	2017	2018
	RMB	RMB	RMB

Share-based compensation expenses included in:
Cost of revenues	1,320	2,309	8,680
Selling and marketing expenses	905	694	3,548
General and administrative expenses	3,234	17,715	33,515
Research and development expenses	2,127	4,303	7,876
Total	7,586	25,021	53,619

Note: A total of RMB28.9 million (US$4.6 million) shared-based compensation expenses with an IPO condition was recorded in the first quarter of 2018.

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	March 31,
	2017	2018
	RMB	RMB

Assets
Current assets:
Cash and cash equivalents	762,882	1,051,310
Time deposits	1,960	1,886
Accounts receivable, net	392,942	455,751
Receivables due from related parties	29,660	—
Prepayments and other current assets	477,265	727,920
Short-term investments	488,391	226,470
Total current assets	2,153,100	2,463,337
Non-current assets:
Property and equipment, net	186,418	199,781
Production cost	20,796	30,522
Intangible assets, net	426,292	685,523
Goodwill	50,967	50,967
Long-term investments	635,952	744,201
Total non-current assets	1,320,425	1,710,994
Total assets	3,473,525	4,174,331
Liabilities
Current liabilities:
Accounts payable	596,507	867,414
Salary and welfare payables	148,605	91,517
Taxes payable	24,992	52,724
Deferred revenue	572,848	1,014,219
Accrued liabilities and other payables	49,318	125,080
Amount due to related parties	5,724	3,010
Total current liabilities	1,397,994	2,153,964
Total liabilities	1,397,994	2,153,964

Total mezzanine equity	4,015,043	4,078,237

Total Bilibili Inc.’s shareholders’ deficit	(1,939,512)	(2,056,920)
Noncontrolling interests	—	(950)
Total shareholders’ deficit	(1,939,512)	(2,057,870)

Total liabilities, mezzanine equity and shareholders’ equity	3,473,525	4,174,331

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2017	2017	2018
	RMB	RMB	RMB

Net loss	(67,425)	(51,324)	(57,803)
Add:
Share-based compensation expenses	7,586	25,021	53,619
Amortization expense related to intangible assets acquired through business acquisition	246	1,022	1,022
Adjusted net loss	(59,593)	(25,281)	(3,162)

Net loss attributable to the Bilibili Inc.’s shareholders	(120,448)	(119,242)	(120,050)
Add:
Share-based compensation expenses	7,586	25,021	53,619
Amortization expense related to intangible assets acquired through business acquisition	246	1,022	1,022
Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(112,616)	(93,199)	(65,409)
Adjusted net loss per share, basic	(1.58)	(1.34)	(0.94)
Adjusted net loss per share, diluted	(1.58)	(1.34)	(0.94)
Weighted average number of ordinary shares, basic	71,136,926	69,336,926	69,336,926
Weighted average number of ordinary shares, diluted	71,136,926	69,336,926	69,336,926